

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Sheila Lirio Marcelo
President
Care.com, Inc.
201 Jones Road, Suite 500
Waltham, MA 02451

> **Re: Care.com, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted October 15, 2013**
> **CIK No. 0001412270**

Dear Ms. Marcelo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 4. However until your initial public offering is completed, you are still considered a smaller reporting company. Therefore, the smaller reporting company box should be checked at this time. See Item 10(f)(2)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Key Business Metrics, page 43

2. We note your response to comment 6; however, we are unable to agree. Unless the number of paying caregivers is not material, you should provide the number of paying

caregivers and total revenue per caregiver because you separately track and disclose the total number of caregivers.

Executive and Director Compensation, page 96

Cash Bonuses, page 98

3.   Quantify the corporate, department and individual goals used to measure the named executive officers' performance for 2012.

4.   We note your response to comment 11. We note that you state that Ms. Marcelo's 2012 annual bonus "was based solely on attaining corporate performance goals…" However, she was paid a larger bonus due to the Board's exercise of discretion. Therefore the reference to "solely" should be removed.

Consent of Independent Registered Public Accountant

5.   Regarding Ernst & Young's August 20, 2013 audit report of Breedlove & Associates, L.L.C, please file a new consent from Ernst and Young LLP, San Antonio, Texas as an exhibit to your next amendment.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        John H. Chory, Esq.
        Latham & Watkins LLP